Exhibit 99.1

Tripolis Park, Burgerweeshuispad 101, 1076 ES Amsterdam

Nebius completes acquisition of Eigen AI

Amsterdam, June 16, 2026 — Nebius (Nasdaq: NBIS), the AI cloud company, today announced the closing of its acquisition of Eigen AI, a leading inference and model optimization company.

The transaction was announced on May 1, 2026, and completed on June 10, 2026, following receipt of the required regulatory approvals and satisfaction of other customary closing conditions.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents and services worldwide.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

For more information please visit www.nebius.com.

Media kit www.nebius.com/media-kit.

Contacts

Media relations: media@nebius.com

Investor relations: askIR@nebius.com